FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2007

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  x   Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                  Yes ____  No   x

     (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

     The announcement of 2006 final results of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on April 2, 2007.

                                [GRAPHIC OMITTED]

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                       2006 ANNOUNCEMENT OF FINAL RESULTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

2006 was an important year for the development of China's telecommunications industry. In 2006, although broadband businesses in China grew rapidly, more and more fixed-line telephone subscribers and voice traffic migrated to mobile service. The extent of mobile substitution that is currently happening in China is one of the largest among the major telecommunications markets in the world as there is no genuine full-service provider in China.

Facing such challenges and opportunities, in 2006, we continued to pursue our strategic goal of becoming a "broadband communications and multi-media services provider" relentlessly. Our high-growth businesses maintained its rapid growth and made an impressive contribution to revenue. At the same time, the Company's traditional fixed-line telephone business was facing severe challenges. We saw negative growth in local telephone subscribers for the first time in corporate history. In 2006, the consolidated net profit of the Company was RMB12,960 million (Excluding RMB2,406 million of upfront connection fees, the Company's consolidated net profit was RMB10,554 million). Basic earnings per share was RMB1.95.

Strategic Transformation

The telecommunications industry is undergoing a major reform. The rapid development of Internet technology and its wide applications has created a new industrial revolution, with concomitant effects on culture and society. While the reforms in the telecommunications industry pose challenges, they also bring about enormous opportunities for industry participants. In this context, in order to grow, we must innovate. Thus, the Company has set a long-term strategic goal of transforming itself from a traditional voice-centric telecommunications services provider to a broadband and multi-media services provider.

In 2006, we made major progress towards our strategic goal of becoming a broadband and multi-media services provider.

By the end of 2006, the total number of the Company's broadband subscribers reached 15.081 million, representing a year-on-year increase of 31.4%. In March 2006 the Company established China Netcom Group Broadband Online Limited Corporation a wholly-owned subsidiary, then launched "CNC MAX", the first all-video website in China. In July 2006, we were approved to provide IPTV services in five cities in addition to Harbin, Heilongjiang Province. In cooperation with local government, we launched IPTV-based integrated information services in rural areas of Henan Province, and this cooperative model was recognised by relevant governmental departments. In 2006, the Company's broadband strategy, which includes broadband access and content as well as IPTV services, was strengthened and enhanced to embrace multi-dimensional delivery. We have begun to see substantial growth in our broadband business, and are now moving into new parts of the broadband and Internet value chain.

In 2006, the Company leveraged on the opportunities brought about by the government initiatives of "informationisation". We inaugurated such services through our brand, "CNC Connected", to meet the demand by corporate and government customers for integrated information services which comprise telecommunications, IT and IT related applications services. With our extensive network, customer and brand resources, we are moving away from a monolithic network and voice communications services provider to become a provider of integrated information services.

The Olympic Games and Strategic Cooperation

As the sole official partner of the 2008 Beijing Olympics for fixed-line telecommunications services, our strategies are

o To leverage on the historic opportunity of the Olympic Games to bring our service performance to a higher level, by establishing a bottleneck-free service system and meeting market demand for stable, safe and user-friendly services;

o To enhance penetration of our broadband services, accelerate broadband content and applications development, so as to honour our commitment to deliver a "Broadband Olympics";

o To enhance our management standard through the process of delivering high quality and multi-level communications solutions to the Olympic Games;

o To enhance our corporate identity and branding through Olympics-related marketing efforts.

We intensified our Olympic strategy in 2006. We believe through implementing our Olympic strategy, the Olympics Games will serve as a milestone in our corporate development, and play a pivotal role in our overall transformation into a multi-media telecommunications service provider.

We have long maintained an open mind towards strategic cooperations with the world's leading telecommunications operators. We believe that such cooperations will help to bring about innovations in technology, products and management knowhow, constituting elements conducive to enhancing our management standard and core competences, In 2006 we deepened our cooperative relationship with Telefonica in the areas of strategy, innovation, budgeting and operations. This exercise was instrumental in helping the Company strengthen its management, especially its capital expenditure (CAPEX) management.

Corporate Governance

The Company is putting in place international best-practices of corporate governance. We believe that these will strengthen our core competences.

In 2006, the Company carried out reformation of its board of directors from the perspective of the "hardware" and "software" of corporate governance. Firstly, changes were made with regard to the structure and responsibilities of the board of directors and board committees. We modified key board and committee procedures. In particular, we put in place a system to evaluate performance of directors, board committees, and the board of directors. These changes in board structure, procedures and the introduction of a performance evaluation system are meant to improve the board's efficiency, encourage active participation on the part of directors, and ensure that board decisions will be to the benefit of all shareholders as well as to the Company's long-term development.

In 2006, the nominating and corporate governance committee conducted the first round of performance evaluations of the board of directors and board committees. The compensation committee conducted the first performance evaluation of board members based on their professional capabilities, ability to fulfill duties, and ability to maintain objective in decision making. Based on the results, the board will provide training and research sessions to directors; and to reform operational procedures of the board of directors in order to improve efficiency and professional standards of the board and board committees.

Value to Shareholders

After taking into account the Company's financial position in 2006, estimated cash flow in 2007 and business development strategies for the future, the Board of Directors has recommended payment of a final dividend of HK$0.553 per share for the financial year ended December 31, 2006, up 18.7% from HK$0.466 in 2005.

On August 22, 2006, we disposed our entire shareholding in Asia Netcom Corporation Limited (the "ANC Group"). On February 28, 2007, we disposed our Guangdong and Shanghai telecommunications assets and operations to our parent company China Network Communications Corporation ("China Netcom Group"). These two transactions have enabled us to concentrate on our northern service region, where we have extensive network resources and dominant market share. We believe that these transactions enabled the Company to reinforce our market dominant position in the traditional fixed-line telephone market, better grasp the growth opportunities in the northern service region, with a view to creating greater value for the shareholders.

Change of Directors and Management

On December 19, 2006, Mr. Mauricio Sartorius was appointed as a non-executive director of the Company and Ms. Hong Chen Jin was appointed as an alternate director to Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius. On December 20, 2006, Mr. Miao Jianhua resigned from his position as joint company secretary of the Company, but remained as an executive director of the Company. On the same date, Mr. Li Fushen, the Chief Financial Officer of the Company, was appointed as joint company secretary of the Company. On January 15, 2007, Ms. Li Liming resigned as non-executive director of the Company, and Mr. Li Fushen was appointed as an executive director of the Company.

On behalf of the Company, I wish to express our sincere gratitude for the contributions made by Mr. Miao Jianhua as joint company secretary and Ms. Li Liming as non-executive director. At the same time, I would also like to extend our warmest welcome to Mr. Mauricio Sartorius, Ms. Hong Chen Jin and Mr. Li Fushen for joining the board.

Prospects

Looking ahead, as information technology develops rapidly and the telecommunications industry rapidly shifts focus towards broadband, mobility, IP and convergence, our business philosophy is innovation and development. Through innovation in technologies, services and management, we will strive to establish our engines of sustainable development to get ourselves well-prepared to seize future growth opportunities and to support pursuit of our strategic goal of becoming a broadband communications and multi-media services provider.

In 2007, we will utilize bundled and convergence services to lessen the effects brought about by the decline in traditional fixed-line telephone businesses. We will take full advantage of the forthcoming Olympic Games to increase penetration of broadband and make new breakthroughs in high-growth businesses such as broadband access, broadband content and applications as well as ICT (Information communication technology) services. We will promote innovation in such areas as tariff, services, branding, and organization to accommodate changes in the market. We will prepare ourselves for mobile services and accelerate network convergence, with a view to providing our customers with multi-dimensional services.

Lastly, I would like to extend my sincere appreciation to our shareholders for their trust and support. I am also grateful for the management and staff's contributions to the Company in 2006. We believe that, with the commitment of our management and staff, we will be able to provide our customers with high quality service, our employees with greater satisfaction, and our shareholders with increased value and returns.

Zhang Chunjiang
Chairman
Hong Kong, April 2, 2007

CHIEF EXECUTIVE OFFICER'S STATEMENT

Dear Shareholders,

I am pleased to report to you that we made significant progress in 2006 toward our strategic goal of becoming a "broadband communications and multi-media service provider", against the backdrop of escalating challenge from intensifying mobile substitution. Contribution of our high-growth businesses to the total revenue continued to increase, laying a solid foundation for our strategic transformation.

1.   Stable Financial Performance

     In 2006, the Company generated RMB87,901 million of consolidated revenues, which include RMB86,921 million of revenue from continuing operations and RMB980 million of revenue from discontinued operations. Excluding upfront connection fees of RMB2,406 million, our revenue was RMB85,495 million, of which RMB84,515 million was attributable to continuing operations. Revenue from continuing operations grew by 2.5% over the last year. Intensifying mobile substitution and a downward adjustment of tariff for inter-district calls slowed down our revenue growth in 2006 as compared with that of last year.

     Our consolidated net profit for 2006 was RMB12,960 million, and excluding upfront connection fees, our consolidated net profit was RMB10,554 million which includes discontinued operations (unless otherwise specified, all data in the subsequent sections exclude discontinued operations and the effect of the upfront connection fees). As a result of our strengthened management over CAPEX, CAPEX for continuing operations for the year was RMB26,474 million, which was RMB826 million lower than the budgetary guidance outlined by management at the beginning of the year. Benefiting from revenue growth, cost control and effective capital expenditure management, our free cash flow* grew by a robust 19.9% to RMB7,476 million.

     As a result of the growth of free cash flow, by the end of 2006, our interest bearing debts reduced by 3.6% to RMB79,154 million.

2.   Challenges Faced by Traditional Fixed-line Businesses

     2006 was an unusual year for monolithic telecommunications operators in China which solely operate fixed-line networks. The acceleration of mobile substitution created severe imbalances in the competitive landscape. Our traditional fixed-line business was facing acute challenges.

     In 2006, our strategic response to the acceleration of mobile substitution was to leverage off our extensive network resources and the multi-business nature of our business to develop bundled and converged services. In the first half of 2006, the Company launched a bundled service offered under the brand "Family 1+", and a converged service offered under the brand "Unified Number" which captures both fixed-line and mobile functionalities in certain cities. This helped to lessen mobile substitution to a certain extent in the pilot cities. By the end of 2006, the number of local telephone subscribers amounted to 114.934 million, reporting a decline for the first time in our corporate history. Of the subscribers, 27.334 million were PHS subscribers, almost at the same level as over the same period last year. Both the local voice ARPU and traffic experienced a decline.

     In 2006, we launched several new products targeted at a variety of market segments. These included: the "Family 1+" bundled product for urban residential customers; the "Economical Phone" service which does not charge monthly fees for rural customers; and the " New Sunshine" service for colleges and universities. We believe with the completion of upgrading of our local fixed network to embrace intelligent functionalities and the implementation of our initiatives to retain our traditional fixed line business through bundled services, we will be able to lessen effects of mobile substitution in 2007 and to defend our dominant market position in the traditional fixed line market of our northern service region.

3.   Sustained Rapid Development of High-growth Businesses

     In 2006, we experienced continued strong momentum in high-growth services including broadband service, value-added services, information and communications technology (ICT) and business & data communications services. This sector experienced revenue increase of 31.6% from last year, reaching 26.0% of the total revenue, up 5.8 percentage points from last year. High-growth businesses helped offset revenue decline in traditional fixed line businesses and was the biggest drive for sustainable and effective growth in 2006.

     The Company's strategy for high-growth businesses in 2006 included promoting broadband video and interactive content and applications while expanding the broadband subscriber base; continuously launching new value-added services; and speeding up the promotion of "CNC Connected" and ICT business to make them the growth drivers in the future. Such strategies achieved sound results in 2006.

     Broadband service still experienced rapid growth. As at the end of 2006, we had 15.081 million broadband subscribers, representing an increase of 31.4% from last year. Through the implementation of strategic initiatives such as broadband applications and content, IPTV and broadband business, we are gradually entering into a new business model for broadband operation, with an "access + content" combined fee mechanism riding on a "PC + TV" multi-terminal platform. By the end of 2006, revenue attributable to broadband and Internet-related services amounted to RMB11,248 million, representing an increase of 33.7% over the same period last year, and contributed 13.3% of the total revenue, an increase of 3.1 percentage points over the same period in 2005. The ARPU of broadband services reached RMB66.3, preluding a healthy upward trend. The number of IPTV subscribers was 144.5 thousand, representing an increase of 201% over the same period last year.

     In 2006, we established China Netcom Group System Integration Limited Corporation, an entity that provides business customers with ICT services that integrate communications, network connectivity and information technology, leveraging off our plentiful fixed-line network resources, rich customer resources and our strong brand identity. It will meet the demand for increasingly diversified and customized needs of our customers, boosting customer retention and loyalty, stabilizing our market share and explore new avenues for revenue growth. Taking advantage of the central government policy to promote an information society, we launched "CNC Connected" services in 2006, promoting ICT services. Tailored to the demands of small-and medium-sized business customers, we developed an integrated solutions platform that allows companies to perform external communications as well as internal information technology related applications. At the same time, we launched a "Broadened Vision" video surveillance product under the auspices of the Government's "Safe City" policy. In 2006, excluding traditional voice and broadband services, revenue from our business customers including ICT services and business & data communications services reached RMB5,267 million.

     Our value-added services sustained rapid growth momentum in 2006 as some PHS-based value-added services were successfully applied to the fixed-line telephone. Up to the end of 2006, revenue from our value-added services reached RMB5,421 million, representing an increase of 35.5% over the same period last year, contributing 6.4% of the total revenue. The number of personalized ring subscribers was 15.766 million, of which 8.917 million were fixed line personalized ring subscribers, representing an increase of 480.9% over the same period last year, leading to a penetration rate of 10.2%. PHS SMS volume was 7,815 million messages, representing an increase of 15.3% from last year.

4.   Olympics-driven Strategic Transformation

     Core to our Olympics strategy is to make the 2008 Beijing Olympics a "Digital Olympics" and a "Broadband Olympics" while bringing breakthroughs to high-growth operations and significantly upgrading our organizational management standards.

     In the past year, our preparatory work for the Olympic Games moved into an implementation phase. We deployed an Olympics communication service assurance system and signed Olympics broadcasting service co-operation agreements and memorandums of understanding (MoUs) for telecommunications co-operation with various carriers, creating the country's largest city-wide intelligent optical network - the Beijing multi-service broadband transmission network. Through these communications infrastructure development for the Olympics, we will ensure the realisation of our "Broadband Olympics" vision, satisfying our customers' needs for stability, safety and flexibility to the maximum extent.

     Taking advantage of our ambitious program for the Olympic Games, we will institute the "Broadband Olympics" theme into our new service offerings. Jointly with the Beijing Olympics Committee, we have planned an Olympic-themed fixed communication product system which incorporates the "Broadband Olympics" idea. We seek to leverage off our status as an Olympic partner by launching new products such as "Broadband Hotels 2008". As at the end of 2006, 1,267 hotels had signed up for this service. In April 2006, we reached an agreement with Visa International Service Association on joint marketing rights for Olympic telephone cards. This marked a breakthrough in the Company's commemorative telephone card business.

5.   Steady Management Innovation and Reasonable Resource Allocation

     In 2006 we continued to tighten controls over capital expenditures and resource allocation in an effort to improve our free cash flow and our efficient utilization of capital.

     We established an annual revenue assurance plan in accordance with the business plan for 2006. The revenue assurance plan allocated resources reasonably to better ensure the achievement of our operation targets. With the support of the board of directors and our strategic partners, we increased our management focus on and carefully reviewed and prioritized CAPEX items in order to establish more effective controls.

     As a result of improved resource allocation, the Company assigned priority to CAPEX for high-growth services and our strategic transformation. The ratio of CAPEX for high-growth services to total CAPEX rose to 19.8% in 2006 from 15.2% over the same period last year. The ratio of CAPEX for traditional fixed-line services to total CAPEX continued to decline. CAPEX for PHS-related operations also declined by 42.6% to RMB2,748 million.

     We will continue to focus on CAPEX controls in 2007 to achieve a higher CAPEX utilization rate. For 2007, the estimated CAPEX is RMB21,000 million, representing a decrease of 20.7% from 2006. We anticipate that the CAPEX to revenue ratio will continue to decrease significantly.

     After two years of development work, we achieved decisive success in enterprise resource planning (ERP) and internal control management at the end of 2006. ERP system has been put into place all our service areas. An internal control system based on the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) definitions of internal controls, standards and criteria has been completed and deployed in all areas. The implementation of these two projects will improve the standardization and systemization of our management, raising management standards and bringing about improved efficiency throughout the organization.

6.   Business Strategies for 2007

     Our business strategies will focus on the following in 2007:

     - Traditional fixed-line businesses: continuing to promote bundled services and converged services like "Family 1+" and "Unified Number"; implementing more flexible tariff policies to meet market and customer demands; promoting customer loyalty programs; building integrated, professional customer service systems; establishing a strong and consistent brand image to retain and acquire customers and improve our competitiveness;

     -    High-growth businesses:

          o Broadband services: On the basis of incessant innovation, continuing the "access + content" fee mechanism and "PC+TV" multi-terminal development model while expanding network capacity to boost access speed; taking advantage of the development of new technologies and the Olympics; introducing an innovative business model to increase the broadband penetration rate; introducing new broadband content and value-added services; promoting the scale development of IPTV; providing intensive marketing of broadband-based bundled services; and increasing brand awareness for our broadband services.

          o Value added services: continuing to promote value-added services such as caller identification display, personalized ring tones, short message service (SMS) and telephone information services; intensifying the bundling of value-added services and basic voice services; and intensifing the promotion of value-added services for fixed network and innovations in the variety of service offerings.

          o Information and Communications Technology (ICT) service: carefully building our ICT business based on the size of different ICT service segments, our compatibility of capacity and the contribution to bundled core telecommunications services including the development of ICT services for SMEs on the current "Small-to Medium-enterprises Information Platform" to provide users with custodian service; providing comprehensive system consultancy and business application system services to large enterprises; providing government agencies with LAN services and outsourcing services; and integrating internal resources, processes, organization structure and review systems to guarantee the rapid development of ICT services.

     - Olympics marketing: Under the slogan "Race to 2008", marketing Olympic products such as the expansion of plug-and-play broadband access, "2008 Broadband Hotels", "Broadband City" and marketing Olympic themed products such as Olympic telephone card; and strengthening cooperation with partners on broadband content related to the Olympics;

     - Preparing for the delivery of mobile services: expanding our TD-SCDMA trial in Qingdao; and strengthening research into new technologies and services, in order to create a foundation for the convergence of fixed and mobile services and staying ahead of the competition.

     - Management improvements: with the recent launch of our ERP system and IT system, improving operational efficiency in terms of finance, network support and marketing. We will leverage off our strategic partnership resources to improve efficiency in terms of budget and CAPEX control, in order to guarantee the mobilization of resources for high-growth services and towards our strategic transformation, thereby increasing our free cash flow.

     Based on a philosophy of innovation and development, we are committed to becoming a broadband communications and multi-media services provider in 2007 through our strategic transformation.

     I would like to take this opportunity to express our most sincere thanks to our customers, shareholders, board of directors and employees for your trust and support.

ZUO Xunsheng
Chief Executive Officer
Hong Kong, April 2, 2007

* Free cash flow represents net cash flow from operating activities of continuing operation net of capital expenditure

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2006.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006



                                                                                  Year ended December 31
                                                               Note                     2006              2005
                                                                                 RMB million       RMB million
                                                                                                      Restated
                                                                                                        Note 2
Continuing operations:
Revenues                                                         4                    86,921            85,861
                                                                               --------------   ---------------

Operating expenses
  Depreciation and amortization                                                      (25,608)          (24,919)
  Networks, operations and support                                                   (14,383)          (13,465)
  Staff costs                                                                        (12,151)          (12,034)
  Selling, general and administrative                                                (13,366)          (13,322)
  Other operating expenses                                                            (2,054)           (1,390)
                                                                               --------------   ---------------

Total of operating expenses                                                          (67,562)          (65,130)
                                                                               --------------   ---------------

Other income                                                                             621                 --
Interest income                                                                          132               131
Dividend income                                                                            --                29
Deficit on revaluation of fixed assets                          10                    (1,524)                --
                                                                               --------------   ---------------

Profit from operations                                                                18,588            20,891
Finance costs (mainly represent interest cost)                                        (3,888)           (3,347)
                                                                               --------------   ---------------

Profit before taxation                                                                14,700            17,544
Taxation                                                         6                    (3,559)           (3,430)
                                                                               --------------   ---------------

Profit for the year from continuing operations                                        11,141            14,114
                                                                               ==============   ===============

Discontinued operations:
Profit/(loss) for the year from
  discontinued operations                                        9                     1,819              (226)
                                                                               ==============   ===============

Profit for the year                                                                   12,960            13,888
                                                                               ==============   ===============

Dividends proposed after the balance sheet date                  7                     3,695             3,196
                                                                               ==============   ===============



Earnings per share for profit from
  continuing operations attributable to
  shareholders of the Company for the year
Basic earnings per share                                         8                   RMB1.68           RMB2.14
                                                                               ==============   ===============

Diluted earnings per share                                       8                   RMB1.67           RMB2.13
                                                                               ==============   ===============

Earnings/(loss) per share for profit/(loss) from discontinued operations attributable to shareholders of the Company for the year
Basic earnings/(loss) per share                                  8                   RMB0.27          RMB(0.03)
                                                                               ==============   ===============

Diluted earnings/(loss) per share                                8                   RMB0.27          RMB(0.03)
                                                                               ==============   ===============

Earnings per share for profit attributable
  to shareholders of the Company for the year
Basic earnings per share                                         8                   RMB1.95           RMB2.11
                                                                               ==============   ===============

Diluted earnings per share                                       8                   RMB1.94           RMB2.10
                                                                               ==============   ===============


CONSOLIDATED BALANCE SHEET

                                                                                     As at December 31
                                                               Note                     2006              2005
                                                                                 RMB million       RMB million


Assets

Current assets
  Cash and bank deposits                                                               7,571             4,895
  Accounts receivable                                           11                     8,283             7,401
  Inventories and consumables                                                            416               472
  Prepayments, other receivables and
    other current assets                                                               1,437             1,484
  Due from holding companies and
    fellow subsidiaries                                                                  352               247
                                                                               --------------   ---------------

Total current assets                                                                  18,059            14,499
                                                                               --------------   ---------------

Non-current assets
  Fixed assets                                                                       168,044           168,663
  Construction in progress                                                             6,355             6,822
  Lease prepayments                                                                    2,364             1,949
  Intangible assets                                                                    1,588             1,393
  Deferred tax assets                                                                  3,459             3,480
  Other non-current assets                                                             3,966             6,034
                                                                               --------------   ---------------

Total non-current assets                                                             185,776           188,341
                                                                               --------------   ---------------

Total assets                                                                         203,835           202,840
                                                                               ==============   ===============

Liabilities and equity

Current liabilities
  Accounts payable                                              12                    17,654            16,719
  Accruals and other payables                                                          3,056             3,905
  Short term commercial papers                                                         9,811                 --
  Short term bank loans                                                               30,980            47,341
  Current portion of long term bank
    and other loans                                                                    7,304             6,846

                                                                                     As at December 31
                                                               Note                     2006              2005
                                                                                 RMB million       RMB million

  Due to ultimate holding company
    and fellow subsidiaries                                                            7,519             8,990
  Current portion of deferred revenues                                                 7,733             7,975
  Current portion of provisions                                                        3,736             4,029
  Taxation payable                                                                     3,009             2,594
                                                                               --------------   ---------------

Total current liabilities                                                             90,802            98,399
                                                                               --------------   ---------------

Net current liabilities                                                              (72,743)          (83,900)
                                                                               --------------   ---------------

Total assets less current liabilities                                                113,033           104,441
                                                                               --------------   ---------------

Non-current liabilities
  Long term bank and other loans                                                      23,219            18,143
  Due to ultimate holding company
    and fellow subsidiaries                                                            5,880             7,840
  Deferred revenues                                                                    6,198            10,925
  Provisions                                                                           2,586             3,174
  Deferred tax liabilities                                                             1,156             1,324
  Other non-current liabilities                                                           16                25
                                                                               --------------   ---------------

Total non-current liabilities                                                         39,055            41,431
                                                                               --------------   ---------------

Total liabilities                                                                    129,857           139,830
                                                                               --------------   ---------------

Financed by:
  Share capital                                                                        2,199             2,181
  Reserves                                                                            71,779            60,829
                                                                               --------------   ---------------

Shareholders' equity                                                                  73,978            63,010
                                                                               --------------   ---------------

Total liabilities & equity                                                           203,835           202,840
                                                                               ==============   ===============


Notes

1    Background of the Group

     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The Company, China Netcom (Holdings) Company Limited and China Network Communications Group Corporation (the "China Netcom Group") underwent reorganization (the "Listing Reorganization") on June 30, 2004. Following the Listing Reorganization, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. After the Listing Reorganization, the Company's ultimate holding company has become China Netcom Group.

     After Listing Reorganization and acquisition of China Netcom Group New Horizon Communications Corporations (BVI) Limited and China Netcom Group New Horizon Communication Limited, the Company and its subsidiaries (the "Group") is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on August 22, 2006.

     Currently, the Group's principal services consist of:

     o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

          (a) Local, domestic long distance and international long distance services;

          (b) Value-added services, including caller identity, telephone information services; and

          (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;

     o    Broadband services and other Internet-related services;

     o Information Communications Technology Services, including system integration, software development, maintenance services, consultancy services, product sales and agency services, and equipment leasing services;

     o Business and data communications services, including integrated regional data and voice communications services.

2    Basis of presentation

     The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants (`'HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets in 2006 and on a going concern basis.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the board of directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

     Since the Group disposed of the ANC Group during the year, in accordance with HKFRS 5"Non-current assets held for sale and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of the ANC Group have been presented as discontinued operations. The 2005 comparative figures in the income statement and statement of cash flow are restated accordingly.

3    Changes in accounting policies

     In 2006, the Group adopted certain revised HKFRSs which are relevant to its operations as listed below.

     o    HKAS 21(Amendment) - Net investment in a Foreign Operation
     o HKAS39(Amendment) - Cash Flow Hedge Accounting for Forecast Intragroup Transactions
     o    HKAS 39(Amendment) - Fair Value Options
     o HKFRS 39(Amendment) and HKAS 4(Amendment) - Financial guarantee contracts

     The adoption of these new and revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position.

     The HKICPA has also issued a number of new and revised HKFRSs which are relevant to the Group's operations as set out below which are effective for accounting periods beginning on or after January 1, 2007. The Group has not early adopted these new or revised HKFRSs in the financial statements for the year ended December 31, 2006. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

     o    HKFRS 7 - Financial Instruments : Disclosures
     o HKAS 1 (Amendment) - Presentation of Financial Statements: Capital Disclosure
     o    HK(IFRIC) - Int 8 - Scope of HKFRS 2
     o    HK(IFRIC) - Int 10 - Interim Reporting and Impairment

4    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:


                                                                                    Year ended December 31
                                                                                        2006              2005
                                                                                 RMB million       RMB million
                                                                                                      Restated
                                                                                                        Note 2

     Revenues
       Local usage fees                                                               22,274            24,582
       Monthly telephone services                                                     16,689            18,261
       Upfront installation fees                                                       1,369             1,442
       DLD usage fees                                                                 10,185            10,260
       ILD usage fees                                                                  1,160             1,180
       Value-added services                                                            5,421             4,000
       Interconnection fees                                                            8,400             7,783
       Upfront connection fees                                                         2,406             3,405
       Broadband services                                                             10,556             7,824
       Other Internet-related services                                                   692               591
       Managed data services                                                           1,505             1,656
       Leased line income                                                              2,974             2,596
       Information communication technologies service                                    788                --
       Other services                                                                  2,502             2,281
                                                                               --------------   ---------------

     Total                                                                            86,921            85,861
                                                                               ==============   ===============


5    Segmental reporting

     Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

6    Taxation


                                                                                    Year ended December 31
                                                                                        2006              2005
                                                                                 RMB million       RMB million
                                                                                                      Restated
                                                                                                        Note 2

     PRC enterprise income tax ("EIT")                                                 4,039             3,581
     Overseas profit tax                                                                  20                11
     Deferred taxation                                                                  (500)             (162)
                                                                               --------------   ---------------

     Taxation charges                                                                  3,559             3,430
                                                                               ==============   ===============


     The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

     Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

7    Profit distributions



                                                                  Year ended December 31
                                                         2006                                 2005
                                            HK$ million        RMB million         HK$ million      RMB million

     Final dividend proposed after
       balance sheet date of
       HK$0.553 per share
       (2005 : HK$0.466 per share)                 3,678             3,695             3,073             3,196
                                           ===============   ===============   ==============   ===============

     Dividend distributed during the year          3,073             3,196               245               259
                                           ===============   ===============   ==============   ===============


     In the meeting of the board of directors held on April 2, 2007, the directors proposed a final dividend of HK$0.553 per ordinary share for the year ended December 31, 2006. Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2007 financial statements.

8    Earnings per share

     Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

     The following table sets forth the computation of basic and diluted earnings per share:



                                                                                    Year ended December 31
                                                                                        2006              2005
                                                                                (in RMB millions, except share
                                                                                      and per share data)
                                                                                                      Restated
                                                                                                        Note 2

     Numerator:
     Profit/ (loss) for the year
       - Continuing operations                                                        11,141            14,114
       - Discontinued operations                                                       1,819              (226)
                                                                               --------------   ---------------

                                                                                      12,960            13,888
                                                                               ==============   ===============

     Denominator
       Weighted average number of ordinary shares outstanding
         and shares used in computing basic earnings per share                 6,615,520,381     6,593,529,000
       Diluted equivalent shares arising from share options                       51,955,496        34,112,723
                                                                               --------------   ---------------

     Shares used in computing diluted earnings per share                       6,667,475,877     6,627,641,723
                                                                               --------------   ---------------

     Basic earnings/(loss) per share (RMB)

       - Continuing operations                                                          1.68              2.14
                                                                               ==============   ===============

       - Discontinued operations                                                        0.27             (0.03)
                                                                               ==============   ===============

       - Profit for the year                                                            1.95              2.11
                                                                               ==============   ===============

     Diluted earnings/(loss) per share (RMB)

       - Continuing operations                                                          1.67              2.13
                                                                               ==============   ===============

       - Discontinued operations                                                        0.27             (0.03)
                                                                               ==============   ===============

       - Profit for the year                                                            1.94              2.10
                                                                               ==============   ===============


9    Discontinued operations

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1,878 million. The results and cash flows of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations.

     The income statement are as follows:



                                                                         For the period from           For the
                                                                             January 1, 2006        year ended
                                                                               to August 22,      December 31,
                                                                                        2006              2005
                                                                                 RMB million       RMB million

Discontinued operations:
     Revenues                                                                            980             1,371
     Expenses                                                                         (1,038)           (1,598)
                                                                               --------------   ---------------

     Loss before taxation                                                                (58)             (227)
                                                                               --------------   ---------------

     Taxation                                                                             (1)                1
                                                                               --------------   ---------------

     Loss for the period/year of discontinued operations                                 (59)             (226)
     Gain on disposal of discontinued operations                                       1,878                 --
                                                                               --------------   ---------------

     Profit/(loss) for the period/year from discontinued operations                    1,819              (226)
                                                                               ==============   ===============


10   Revaluation of fixed assets

     According to the group's accounting policies, each class of fixed assets of the Group other than buildings as at December 31, 2006 has been revalued by Beijing China Enterprise Appraisal Co. Ltd. on a depreciated replacement cost basis. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the profit and loss account of RMB1,524 million for the year.

11   Accounts receivable

     Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operations and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                       As at December 31
                                                                                        2006              2005
                                                                                 RMB million       RMB million

     0-30 days                                                                         5,744             5,446
     31-90 days                                                                        1,557             1,556
     Over 90 days                                                                      2,326             2,053
                                                                               --------------   ---------------

     Total                                                                             9,627             9,055
                                                                               --------------   ---------------

     Less: Allowance for doubtful debts                                               (1,344)           (1,654)
                                                                               --------------   ---------------

     Net carrying amounts                                                              8,283             7,401
                                                                               ==============   ===============


12   Accounts payable


                                                                                       As at December 31
                                                                                        2006              2005
                                                                                 RMB million       RMB million

     0-30 days                                                                         5,762             6,281
     31-60 days                                                                        2,236             1,796
     61-90 days                                                                        1,449             1,297
     91-180 days                                                                       2,989             1,940
     Over 180 days                                                                     5,218             5,405
                                                                               --------------   ---------------

     Total                                                                            17,654            16,719
                                                                               ==============   ===============


13   Significant subsequent event

     (i) On January 15, 2007, China Netcom (Group) Company Limited ("CNC China"), the Group's principal operating subsidiary in China, entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for a consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2006 upon the approval granted from MII. The Group expects to recognise a pre-tax gain approximately RMB0.95 billion and the gain will be reported as part of the discontinued operations for the year ending December 31, 2007.

     (ii) After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 7.

     (iii) On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law ("New Income Tax Law"). This legislation reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. The tax rate reduction will also affect the carrying value of the net deferred tax assets of the Group's domestic operations as HKAS 12 requires deferred tax items to be written down to reflect future realization at the newly enacted tax rate of 25% upon approval by the National People's Congress. The financial impact will be reflected in the financial statements for the year ending December 31, 2007. The Group cannot reasonably estimate the financial impact of the New Income Tax Law to the Group at this stage as the implementation measures to the New Income Tax Law was not yet finalized.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended December 31, 2006.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE
GOVERNANCE PRACTICES

The Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended December 31, 2006.

Under the amended Section 303A of the New York Stock Exchange Listed Company Manual, foreign issuers (including the Company) listed on the New York Stock Exchange, Inc. (the "NYSE") are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/Corporate_Governance_Differences.htm.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from May 17, 2007 to May 22, 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on May 16, 2007.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITE OF THE STOCK EXCHANGE
OF HONG KONG LIMITED AND THE COMPANY

The Annual Report for the year ended December 31, 2006 will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.china-netcom.com).

FORWARD-LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Save for statements of historical facts, all statements in this announcement that address activities, events or developments which the Company expects or anticipates will or may occur in the future are hereby identified as forward looking statements for the purpose of the safe harbour provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expression are also intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. Yan Yixun, Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Li Fushen

                          By  /s/ Mok Kam Wan


                          Name:    Li Fushen and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date: April 4, 2007